Exhibit 12.1

STATEMENT OF COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

We have computed the ratio of earnings to fixed charges for each of the following periods on a consolidated basis. For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of (a) income (loss) from continuing operations before income taxes , (b) amortization of capitalized interest and (c) fixed charges, exclusive of capitalized interest cost. “Fixed charges” consist of (a) interest incurred, (b) amortization of deferred loan costs and debt discount and (c) that portion of operating lease rental expense (33%) deemed to be representative of interest. You should read the ratio of earnings to fixed charges in conjunction with our consolidated and condensed financial statements that are incorporated by reference in this prospectus.

	Fiscal Year Ended September 30,					Three Months Ended December 31,
	2006	2007	2008	2009	2010	2009	2010
						unaudited
Earnings (loss) before income taxes	593,527	(535,955)	(710,858)	(183,872)	(148,271)	(49,319)	(49,053)
Plus: Fixed charges	130,636	154,515	145,363	137,548	130,774	34,097	33,121

Less: Capitalized interest	(124,162)	(148,444)	(84,474)	(50,451)	(53,102)	(12,648)	(13,443)
Add: Interest amortized to COS	95,974	127,530	112,262	54,714	52,243	11,384	6,894

Add: Interest impaired to COS	—	12,350	13,795	3,376	2,313	632	—

Earnings available for fixed charges	695,975	(390,004)	(523,912)	(38,685)	(16,043)	(15,854)	(22,481)

Fixed Charges	130,636	154,515	145,363	137,548	130,774	34,097	33,121

Ratio of Earnings to Fixed Charges	5.3x	(1)	(1)	(1)	(1)	(1)	(1)

(1)	Earnings for the fiscal years ended September 30, 2007, 2008, 2009 and 2010 and the fiscal quarters ended December 31, 2009 and 2010 were insufficient to cover fixed charges by $390 million, $524 million, $39 million, $16 million, $16 million and $22 million, respectively.